                                                                         [GRAPH]

                            QUARTERLY REPORT 2Q 2006

(GERDAU AMERISTEEL LOGO)

VISION, MISSION AND VALUES
--------------------------------------------------------------------------------

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

-   Safety

-   Integrity

-   Customer Driven Culture

-   Investment in People, Processes, and Technology

-   Engaged Employees

-   Open Communication

-   Community and Environmental Awareness

-   Profitability

                MANAGEMENT'S DISCUSSION AND ANALYSIS

In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company's assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company's business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company's costs relative to competitors who have sought bankruptcy protection; the Company's ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company's reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

OVERVIEW

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through a vertically integrated network of 17 minimills (including one 50%-owned minimill), 17 scrap recycling facilities and 46 downstream operations (including two 50% owned joint ventures), the Company primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation. Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. The purchase price for the shares of Sheffield was $104.7 million in cash, net of a working capital adjustment true-up of $5.1 million that the Company received in July 2006, plus the assumption of certain liabilities of the businesses being acquired. The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments: mills and downstream. The mills segment consists of thirteen minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and special bar quality (SBQ) products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2006, COMPARED TO THREE MONTHS ENDED JUNE 30, 2005

The following tables summarize the results of Gerdau Ameristeel for the three months ended June 30, 2006, and for the three months ended June 30, 2005.

(US$ IN THOUSANDS)


                                              THREE MONTHS ENDED     THREE MONTHS ENDED   % OF SALES
                                                JUNE 30,    % OF       JUNE 30,   % OF     INCREASE    $ INCREASE
                                                  2006      SALES       2005     SALES    (DECREASE)   (DECREASE)
                                              -----------   -----   -----------  ------   ----------   ----------
Finished Steel Shipments (Tons)
Rebar                                             407,783              369,508
Merchant/Special Sections                         842,722              753,562
Rod                                               216,569              165,247
Fabricated Steel                                  306,498              280,589
                                              -----------           ----------
                                                1,773,572            1,568,906
   Total

Net sales                                     $ 1,205,790   100.0%  $  961,076   100.0%                $ 244,714

Operating expenses
   Cost of sales (exclusive of depreciation)      973,402    80.7%     805,960    83.9%      (3.2)%      167,442
   Selling and administrative                      41,413     3.4%      25,106     2.6%       0.8%        16,307
   Depreciation                                    26,940     2.2%      25,171     2.6%      (0.4)%        1,769

   Other operating expense                          1,503     0.2%       2,022     0.2%       0.0%          (519)
                                              -----------   -----   ----------   -----        ---      ---------

                                                1,043,258    86.5%     858,259    89.3%      (2.8)%      184,999

Income from operations                            162,532    13.5%     102,817    10.7%       2.8%        59,715

Earnings from joint ventures                       34,048     2.8%      23,406     2.4%       0.4%        10,642
                                              -----------   -----   ----------   -----        ---      ---------

Income before other expenses & income taxes       196,580    16.3%     126,223    13.1%       3.2%        70,357

Other expenses

   Interest, net                                    9,771     0.8%      15,915     1.7%      (0.9)%       (6,144)
   Foreign exchange loss (gain)                       733     0.1%      (1,165)   (0.1)%      0.2%         1,898
   Amortization of intangible assets                  807     0.1%         646     0.1%       0.0%           161
                                              -----------   -----   ----------   -----        ---      ---------

                                                   11,311     1.0%      15,396     1.7%      (0.7)%       (4,085)

Income before income taxes                        185,269    15.3%     110,827    11.4%       3.9%        74,442

Income tax expense                                 59,364     4.9%      36,502     3.8%       1.1%        22,862
                                              -----------   -----   ----------   -----        ---      ---------

Net income                                    $   125,905    10.4%  $   74,325     7.6%       2.8%        51,580
                                              ===========   =====   ==========   =====        ===      =========

Earnings per common share - basic             $      0.41           $     0.24

Earnings per common share - diluted           $      0.41           $     0.24

The Company uses weighted average net selling prices as a non-GAAP financial measure. The Company believes that net selling prices are commonly used in the steel industry to measure a company's revenue performance. The Company believes that net selling prices represent a more meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

                                              THREE MONTHS ENDED
                                             JUNE 30,     JUNE 30,    $ INCREASE    % INCREASE
                                               2006        2005       (DECREASE)     (DECREASE)
                                           ------------  ----------   ----------    ----------
Mill external shipment revenue             $    830,261  $  664,050
Fabricated steel shipment revenue               229,215     198,604
Other products shipment revenue*                 92,413      50,947
Freight                                          53,901      47,475
                                           ------------  ----------
      Net Sales                            $  1,205,790  $  961,076

Mill external steel shipments (tons)          1,467,074   1,288,317

Fabricated steel shipments (tons)               306,498     280,589

Weighted Average Net Selling Price ($/ton)
   Mill external steel shipments           $     565.93  $   515.44    $  50.49        9.8%
   Fabricated steel shipments                    747.85      707.81       40.04        5.7%

Scrap Charged                                    202.90      171.75       31.15       18.1%

Metal Spread (selling price less scrap)
   Mill external steel shipments                 363.03      343.69       19.34        5.6%
   Fabricated steel shipments                    544.95      536.06        8.89        1.7%

Mill Manufacturing Cost ($/ton)                  238.15      231.49        6.66        2.9%

* Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.

Net sales: The second quarter of 2006 continued to see the strong market demand that carried on from the first quarter of 2006, resulting in the highest external shipment volume in the history of Gerdau Ameristeel. Finished tons shipped for the three months ended June 30, 2006 increased 204,666 tons, or 13.0%, compared to the three months ended June 30, 2005. In addition to the strong market demand, the second quarter of 2006 includes the revenue earned by the Sheffield Steel locations subsequent to the June 12, 2006 acquisition which amounts to approximately $20 million.

Consistent with the strong demand, average mill finished goods selling prices were $566 per ton for the three months ended June 30, 2006, an increase of approximately $50 per ton or 9.8% from the average mill finished goods selling prices for the three months ended June 30, 2005.

Cost of sales: Cost of sales as a percentage of net sales decreased 3.2% for the three months ended June 30, 2006 when compared to the three months ended June 30, 2005 primarily as a result of selling prices increasing more than realized increases in raw material costs. Scrap, the principle component of the Company's cost structure, which was used in production increased in price by 18.1% to $203 per ton for the three months ended June 30, 2006, compared to $172 per ton for the three months ended June 30, 2005. Some of this increase in scrap costs in the most recent quarter remains in inventory because the Company maintains approximately one to two months of inventory on hand. When taking this into consideration, the cost of scrap that flowed through earnings was approximately $15 per ton less than the cost of the scrap used in production. Mill manufacturing costs were approximately 2.9% higher in the second quarter of 2006 compared to the second quarter of 2005, primarily as a result of higher electricity costs. On average, during the second quarter of 2006 the cost of the consumed electricity increased approximately 9%, in comparison to the same period of 2005. Excluding energy costs, manufacturing costs decreased, a testament to the Company's efforts to achieve world class best operating practices in all of the facilities.

Selling and administrative: Selling and administrative expenses for the three months ended June 30, 2006 increased $16.3 million compared to the three months ended June 30, 2005. Due to an increase in the price of the Company's common shares as compared to March 31, 2006, selling and administrative expenses for the three months ended June 30, 2006 includes a $5.7 million non-cash expense versus a $6.5 million expense reversal in the three months ended June 30, 2005 due to marking-to-market outstanding stock appreciation rights (SARs) and expenses associated with other equity based compensation held by employees. The remaining increase in selling and administrative expenses is due to an increase in corporate headcount supporting growth of the organization.

Depreciation: Depreciation expense for the three months ended June 30, 2006 increased $1.8 million when compared to the three months ended June 30, 2005. The increase in depreciation for the three months ended June 30, 2006 reflects normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense, net: Other operating expense for the three months ended June 30, 2006 of $1.5 million includes a gain on the sale of certain non-core land and buildings of $4.4 million and recovery of some loans that had previously been written off of approximately $1.3 million, offset by increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million. Included in this expense is an additional $5.65 million being reserved in connection with a claim made by the EPA with respect to a Superfund Site in Pelham, Georgia. The Company had previously reserved $1.6 million with respect to the claim and has approved a tentative settlement with the Environmental Protection Agency, expected to be finalized during the third or fourth quarter of 2006, for a total of $7.25 million.

Income from operations: As a percentage of net sales, operating income for the second quarter of 2006 was 13.5% compared to the operating income of 10.7% for the second quarter of 2005. Metal spread, the difference between the average mill selling prices and scrap raw material cost, as discussed above, increased $19 per ton for the three months ended June 30, 2006 compared to the three months ended June 30, 2005, which accounted for this improvement, partially offset by factors noted above.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $34.0 million for the three months ended June 30, 2006 compared to $23.4 million for the three months ended June 30, 2005. Metal spreads at the Company's flat rolled sheet joint venture Gallatin Steel increased from $334 per ton in the second quarter of 2005 to $344 during the second quarter of 2006. After establishing quarterly production records in the first quarter of 2006, the facility responded by exceeding this volume in the second quarter. This has been accomplished without any significant additional capital investments. North American demand for flat rolled sheet remains strong resulting in an immediate realization of the benefits of the increased production.

Interest expense and other expense on debt: Interest expense and other expense on debt decreased $4.1 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. The decrease in net interest expense for the three months ended June 30, 2006 is due to increased interest income which was generated on increased levels of cash and marketable securities. In addition, during the second quarter of 2006, the Company recorded a favorable mark-to-market adjustment related to interest rate swaps of $0.4 million as compared to an unfavorable effect of $2.3 million for the three months ended June 30, 2005.

Income taxes: The Company's effective income tax rate was approximately 32.0% and 32.9% respectively for the quarter ended June 30, 2006 and 2005. The slight decrease in rates is primarily related to the favorable settlement of prior year tax matters in a foreign subsidiary.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $1.1 billion for three months ended June 30, 2006 from $0.8 billion for the three months ended June 30, 2005. Mills segment sales include sales to the downstream segment of $110.2 million and $99.2 million for the three months ended June 30, 2006 and 2005, respectively. Mills segment operating income for three months ended June 30, 2006 was $158.0 million compared to an operating income of $95.1 million for the three months ended June 30, 2005, an increase of $62.9 million. The increase in operating income in the second quarter of 2006 is primarily the result of higher metal spreads and higher shipment volumes.

Downstream segment sales increased to $248.7 million for the three months ended June 30, 2006 from $218.1 million for the three months ended June 30, 2005. Downstream segment operating income for the three months ended June 30, 2006 was $21.0 million and for the three months ended June 30, 2005 was $14.0 million.

See "Note 15 - Segment Information" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three month period ended June 30, 2006 for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA represents earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income is shown below:

                                           FOR THE THREE MONTHS ENDED
                                           --------------------------
                                             June 30,        June 30,
                                               2006            2005
                                           ------------    ----------
($000s)
   Net income                               $ 125,905      $  74,325
   Income tax expense                          59,364         36,502
   Interest, net                                9,771         15,915
   Depreciation and amortization               27,747         25,817
   Earnings from joint ventures               (34,048)       (23,406)
   Cash distribution from joint ventures       30,750         30,000
                                            ---------      ---------
   EBITDA                                   $ 219,489      $ 159,153
                                            =========      =========

SIX MONTHS ENDED JUNE 30, 2006, COMPARED TO SIX MONTHS ENDED JUNE 30, 2005

The following tables summarize the results of Gerdau Ameristeel for the six months ended June 30, 2006 and the six months ended June 30, 2005.

(US$ IN THOUSANDS)

                                               SIX MONTHS ENDED         SIX MONTHS ENDED      % OF SALES
                                               JUNE 30,     % OF        JUNE 30,     % OF      INCREASE   $ INCREASE
                                                2006        SALES        2005        SALES    (DECREASE)  (DECREASE)
                                             -----------   -------    -----------   ------    ----------  -----------
Finished Steel Shipments (Tons)
Rebar                                            771,400                  718,436
Merchant/Special Sections                      1,673,279                1,513,883
Rod                                              378,179                  391,050
Fabricated Steel                                 576,994                  531,729
                                             -----------              -----------
                                               3,399,852                3,155,098
      Total

Net sales                                    $ 2,265,020    100.0%    $ 1,963,613     100.0%              $   301,407

Operating expenses
   Cost of sales                               1,837,843     81.1%      1,662,973      84.7%     (3.6)%       174,870
   Selling and administrative                     96,859      4.3%         51,184       2.6%      1.7%         45,675
   Depreciation                                   53,075      2.3%         50,693       2.6%     (0.3)%         2,382
   Other operating (income) expense                 (983)     0.0%          1,414       0.1%     (0.1)%        (2,397)
                                             -----------    -----     -----------     -----      ----     -----------
                                               1,986,794     87.7%      1,766,264      90.0%     (2.3)%       220,530

Income from operations                           278,226     12.3%        197,349      10.0%      2.3%         80,877

Earnings from joint ventures                      63,377      2.8%         55,084       2.8%      0.0%          8,293
                                             -----------    -----     -----------     -----      ----     -----------

Income before other expenses & income taxes      341,603     15.1%        252,433      12.8%      2.3%         89,170

Other expenses
   Interest, net                                  20,433      0.9%         27,371       1.4%     (0.5)%        (6,938)
   Foreign exchange loss (gain)                    1,811      0.1%         (2,250)     (0.1)%     0.2%          4,061
   Amortization of deferred financing costs        1,504      0.1%          1,293       0.1%      0.0%            211
                                             -----------    -----     -----------     -----      ----     -----------
                                                  23,748      1.1%         26,414       1.4%     (0.3)%        (2,666)

Income before income taxes                       317,855     14.0%        226,019      11.4%      2.6%         91,836

Income tax expense                               104,564      4.6%         73,122       3.7%      0.9%         31,442
                                             -----------    -----     -----------     -----      ----     -----------

Net income                                   $   213,291      9.4%    $   152,897       7.7%      1.7%         60,394
                                             ===========    =====     ===========     =====      ====     ===========

Earnings per common share - basic            $      0.70              $      0.50

Earnings per common share - diluted          $      0.70              $      0.50

Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

                                                   SIX MONTHS ENDED
                                               JUNE 30,      JUNE 30,    $ INCREASE   % INCREASE
                                                2006           2005      (DECREASE)   (DECREASE)
                                             -----------   -----------   ----------   ----------
Mill external shipment revenue               $ 1,583,228   $ 1,380,023
Fabricated steel shipment revenue                429,174       377,182
Other products shipment revenue*                 145,797       113,411
Freight                                          106,821        92,997
                                             -----------   -----------
      Net Sales                              $ 2,265,020   $ 1,963,613

Mill external steel shipments (tons)           2,822,858     2,623,369

Fabricated steel shipments (tons)                576,994       531,729

Weighted Average Selling Price ($/ton)
   Mill external steel shipments             $    560.86   $    526.05   $    34.81       6.6%
   Fabricated steel shipments                     743.81        709.35        34.46       4.9%

Scrap Charged                                     194.05        182.95        11.10       6.1%

Metal Spread (selling price less scrap)
   Mill external steel shipments                  366.81        343.10        23.71       6.9%
   Fabricated steel shipments                     549.76        526.40        23.36       4.4%

Mill Manufacturing Cost ($/ton)                   241.62        234.54         7.08       3.0%

----------
* Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.

Net sales: Finished tons shipped for the six months ended June 30, 2006 increased 244,754 tons, or 7.8% compared to the six months ended June 30, 2005. This increase in shipments for the six months ended June 30, 2006 is primarily attributed to the high levels of North American steel consumption that have been experienced during 2006. Average mill finished goods selling prices were $561 per ton for the six months ended June 30, 2006, up approximately $35 per ton or 6.6% from the average mill finished goods selling prices for the six months ended June 30, 2005. The increase in selling prices were primarily due to the result of matching the increases in scrap raw material costs, and increases caused by the strong demand for long steel products.

Cost of sales: Cost of sales as a percentage of net sales decreased 3.6% for the six months ended June 30, 2006 when compared to the six months ended June 30, 2005. Scrap raw material costs, the principle component of the Company's cost structure, increased 6.1% to $194 per ton for the six months ended June 30, 2006, compared to $183 per ton for the six months ended June 30, 2005. Mill manufacturing costs were approximately 3.0% higher for the first six months of 2006 compared to the first six months of 2005 primarily as a result of higher energy costs. On average, during the first six months of 2006 the cost of the consumed natural gas and electricity increased 18% and 11%, respectively, in comparison to the same period of 2005. These were more than offset by the increases in selling prices, resulting in improved margins.

Selling and administrative: Selling and administrative expenses for the six months ended June 30, 2006 increased by $45.7 million compared to the six months ended June 30, 2005. Due to an increase in the price of the Company's common shares since December 31, 2005, selling and administrative expenses for the six months ended June 30, 2006 includes a $31.2 million non-cash expense versus a $7.5 million expense reversal in the six months ended June 30, 2005 due to marking-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees. The remaining increase in selling and administrative expenses is due to an increase in corporate headcount supporting growth of the organization.

Depreciation: Depreciation expense for the six months ended June 30, 2006 increased $2.4 million when compared to the six months ended June 30, 2005. The increase in depreciation for the six months ended June 30, 2006 reflects normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense/income, net: Other operating income for the six months ended June 30, 2006 of $1.0 million includes a gain on the sale of certain non-core land and buildings of $8.9 million and recovery of some loans that had previously been written off of approximately $1.3 million, offset by increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, and $2.0 million related to the start up costs of the Beaumont facility following the 2005 labor disruption. As noted previously in this document, included in the environmental claims expense is an additional $5.65 million that is being reserved in connection with the tentative settlement of a claim related to a Superfund Site in Pelham, Georgia.

Income from operations: As a percentage of net sales, operating income for the six months ended June 30, 2006 was 12.3% compared to the operating income of 10.0% for the six months ended June 30, 2005. This increase in margin is consistent with the increase in metal spread, the difference between the average mill selling prices and scrap raw material cost, which increased $24 per ton for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $63.4 million for the six months ended June 30, 2006 compared to $55.1 million for the six months ended June 30, 2005. The increase in joint venture earnings is due to increased metal spreads at the Company's Gallatin Steel joint venture in the first six months of 2006 in comparison to the first six months of 2005.

Interest expense and other expense on debt: Interest expense and other expense on debt decreased $2.7 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The net decrease in expense is primarily attributable to lower interest expense on reduced debt levels. In addition, the results for the six months ended June 30, 2006 reflect a favorable mark-to-market adjustment on interest rate swaps of $0.2 million whereas no significant adjustment was recorded for the six months ended June 30, 2005.

Income taxes: The Company's effective income tax rate was approximately 32.9% and 32.4%, respectively, for the six months ended June 30, 2006 and 2005. The increase in rate between years is primarily attributable to the Company's generating greater taxable income in jurisdictions with higher effective tax rates.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $2.0 billion for six months ended June 30, 2006 from $1.7 billion for the six months ended June 30, 2005. Mills segment sales include sales to the downstream segment of $205.6 million and $178.5 million for the six months ended June 30, 2006 and 2005, respectively. Mills segment operating income for the six months ended June 30, 2006 was $289.0 million compared to an operating income of $193.1 million for the six months ended June 30, 2005, an increase of $95.9 million. The increase in operating income in the first half of 2006 is primarily the result of higher metal spreads and higher shipment volumes.

Downstream segment sales increased to $461.1 million for the six months ended June 30, 2006 from $407.7 million for the six months ended June 30, 2005. Downstream segment operating income for the six months ended June 30, 2006 was $38.0 million and $21.5 million for the six months ended June 30, 2005. A significant portion of the downstream business involves fixed price contract work, and during 2006 there has been a significant price increase within the new contracts signed versus the prior year.

See "Note 15 - Segment Information" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the six months ended June 30, 2006 and 2005 for a reconciliation of segment sales and income to consolidated results.

Reconciliation to net income is shown below:

                                           FOR THE SIX MONTHS ENDED
                                           ------------------------
                                           June 30,        June 30,
                                             2006           2005
                                           ---------      ---------
($000s)
   Net income                              $ 213,291      $ 152,897
   Income tax expense                        104,564         73,122
   Interest, net                              20,433         27,371
   Depreciation and amortization              54,579         51,986
   Earnings from joint ventures              (63,377)       (55,084)
   Cash distribution from joint ventures      61,153         60,403
                                           ---------      ---------
   EBITDA                                  $ 390,643      $ 310,695
                                           =========      =========

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the six months ended June 30, 2006 was $275.1 million compared to $237.3 million for the six months ended June 30, 2005. For the six months ended June 30, 2006, accounts receivable used $130.5 million of cash as a result of increased sales volumes and higher selling prices. Inventories provided $50.4 million of cash due to the decreased inventory levels resulting from the increased sales volumes. Accounts payable and other liabilities provided $91.3 million of cash in 2006 primarily due to increased trade accounts payable due to the higher scrap raw material costs increasing the payables.

Investing activities: Net cash used in investing activities was $406.8 million in the six months ended June 30, 2006 compared to $167.6 million in the six months ended June 30, 2005. The spending during the first half of 2006 for capital expenditures totalled $88.0 million, the proceeds received from asset sales were $14.1 million, purchases of auction rate securities were $240.5 million and the cash paid for acquisitions was $114.8 million. These acquisitions included Fargo Iron and Metal Company, Callaway Building Products Inc., and Sheffield Steel.

Financing activities: Net cash used by financing activities was $81.6 million in the six months ended June 30, 2006 compared to $57.4 million in the six months ended June 30, 2005. This included dividends of $79.2 million offset by proceeds received from the exercise of stock options.

On August 1, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on September 1, 2006 to shareholders of record at the close of business on August 17, 2006.

OUTSTANDING SHARES

As of June 30, 2006, the Company had outstanding 305,168,051 common shares and Cdn $125 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and Indebtedness - Convertible debentures."

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flow generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company's principal liquidity requirements are working capital, capital expenditures and debt service.

The following is a summary of existing credit facilities and other long tem debt:

Senior Secured Credit Facility: On October 31, 2005, the Company completed an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable.

At June 30, 2006, there were no borrowings and $576.2 million was available under the Senior Secured Credit Facility.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's majority shareholder, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

Sheffield Steel Senior Secured Notes: At June 30, 2006, Sheffield Steel had $77.2 million of outstanding notes bearing interest at 11.375% due in 2011. Under purchase accounting, the value of these notes was increased to reflect their fair value which resulted in the recording of an increase in the recorded value of the notes of approximately $10.8 million. The senior secured notes are governed by an Indenture and are secured by property, plant and equipment and a second priority interest in the receivables and inventory of Sheffield Steel. The Company redeemed these notes under the terms of the indenture during July 2006 at a cost approximating the fair market value of the notes.

AmeriSteel Bright Bar, Inc. term loan: At June 30, 2006, AmeriSteel Bright Bar, Inc. had a $2.2 million term loan outstanding. The loan bears interest at the prime rate (prime rate was 8.0% at June 30, 2006) and matures in June 2011.

Industrial revenue bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of June 30, 2006. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 60% of the prime rate. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with a fixed rate of 6.375% with the acquisition of the Beaumont, Texas facility in November 2004. The industrial revenue bonds mature in 2014, 2017 and 2018. The interest variable bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn $26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. The Company intends to redeem the debentures for cash at par plus accrued interest during the third quarter of 2006.

Capital leases: Gerdau Ameristeel had $0.7 million of capital leases as of June 30, 2006.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $88.0 million on capital projects in the six months ended June 30, 2006 compared to $64.9 million in the same period in 2005. The most significant projects include improvements to the bar mill finishing end at the Whitby, Ontario facility, a new melt shop for the Jacksonville, Florida mill, a finishing end upgrade at the Cartersville, Georgia mill, construction of a new fabrication facility in King George, Virginia, and a new scrap shredder at the Jackson, Tennessee facility.

OFF - BALANCE SHEET ARRANGEMENTS

Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company's operating lease commitments are set out in the contractual obligations table below.

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of June 30, 2006.

                                                               Less than      1 - 3        4 - 5         After 5
Contractual Obligations ($000's)                Total          one Year       Years        Years          Years
-----------------------------------------    -----------       ---------    ---------    ---------      ---------
Long-term debt (1)                           $   521,495       $  88,620    $   1,112    $     895      $ 430,868
   Convertible debentures                        105,124         105,124            -            -              -
   Interest                                      285,293          60,533       99,040       98,316         27,404
Operating leases (2)                              80,224          14,274       20,490       14,962         30,498
Capital expenditures (3)                         223,465         168,849       38,231       16,385              -
Unconditional purchase obligations (4)            84,695          84,695            -            -              -
Pension funding obligations                       14,451          14,451            -            -              -
                                             -----------       ---------    ---------    ---------      ---------
      Total contractual obligations          $ 1,314,747       $ 536,546    $ 158,873    $ 130,558      $ 488,770
                                             -----------       ---------    ---------    ---------      ---------

----------
(1) Total amounts are included in the June 30, 2006 consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2006.

(3)   Purchase obligations for capital expenditure projects in progress.

(4) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. Goodwill is reviewed for impairment annually, or, when events or circumstances dictate, more frequently. The Company's goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units were determined based on our estimates of comparable market values. If this fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the financial impact of adopting FIN 48.

In March 2006, the FASB issued FAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." This Statement requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. This Statement is effective January 1, 2007. The Company does not expect any financial statement implications related to the adoption of this Statement.

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect any financial statement implications related to the adoption of this Statement.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impart the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and strong global demand for steel scrap have reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at historically high levels. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently close to previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace and rolling mill power demand. This portion represents the majority of the total electric demand, and for the most part, is affected by spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 39% of the Company's employees are represented by the United Steelworkers of America ("USWA") and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2005 we reached new agreements with the employees at our Memphis wire, Cambridge minimill and Wilton recycling operations. The collective bargaining agreements with employees at the Beaumont and Wilton facilities expired in 2005 and, although negotiations are ongoing, new agreements have not yet been reached.

On May 26, 2005, the Company ceased operations at its Beaumont facility to encourage the USWA to act on the Company's "last, best and final" agreement offer that was presented to the union committee in May 2005. On December 12, 2005, the Beaumont facility began to resume normal operations although negotiations are ongoing and a final contract has not yet been concluded with the Beaumont union representatives. The Beaumont, Wilton and acquired two Sheffield facilities are also currently operating without a collective bargaining agreement. The collective bargaining agreement at the St. Paul facility which expired in 2005 has been temporarily extended as has the collective bargaining agreement at our Perth Amboy Mill which expired in July 2006. The Company cannot assure you that these or any other collective bargaining agreements will be successfully renegotiated without the occurrence of a work stoppage.

A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16.6 million. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The Company previously accrued $1.6 million in respect of this claim. The Company and the EPA recently reached an agreement in principle to settle this claim. Pursuant to the proposed settlement, which is subject to final documentation, public comment, EPA approval, and court approval, the Company will pay the EPA a total of $7.25 million to settle the claim. The Company expects the settlement to be finalized during the third or fourth quarter of 2006. As a result of the proposed settlement, the Company recorded an expense of $5.65 million during the second quarter of 2006.

THE EFFORTS TO INTEGRATE AND ACHIEVE SYNERGIES FROM THE SHEFFIELD ACQUISITION MAY NOT BE SUCCESSFUL AND MAY REDUCE THE COMPANY'S PROFITABILITY.

The acquisition of Sheffield involves risks relating to the difficulty of integrating our business, operations, products and services with those of Sheffield. Integration may result in additional expenses, which would negatively affect our results of operations and financial condition. In addition, following our acquisition of Sheffield, we may discover that we have acquired undisclosed liabilities. Although we have conducted what we believe to be a prudent investigation in connection with the acquisition of Sheffield, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning the Sheffield assets that we acquired.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers other than Mario Longhi, CEO and President. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $63.4 million to net income for the six months ended June 30, 2006, and $55.1 million to net income for the six months ended June 30, 2005. The Company received $61.2 million of cash distributions from its joint ventures in the six months ended June 30, 2006, and $60.4 million of cash distributions for the six months ended June 30, 2005. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

OUTLOOK

The Company anticipates continued steel market strength in the second half of 2006 and looks forward to fully meeting customers' high expectations. The Company will be concentrating on fully integrating the Sheffield people, assets and customers into the Gerdau Ameristeel organization and looks forward to optimizing the accretive nature of the most recent acquisition. The Company believes it has the opportunity to build on the strong performance from the June quarter and now must focus on a safe and efficient execution of our strategy.

/s/ Phillip E. Casey                /s/ Mario Longhi
Phillip E. Casey                    Mario Longhi
Chairman of the Board               President and CEO

August 1, 2006

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

                                                             JUNE 30,         DECEMBER 31,
                                                               2006              2005
                                                           (unaudited)
                                                          --------------     --------------
ASSETS

CURRENT ASSETS
     Cash and cash equivalents                            $      201,209     $      414,259
     Restricted cash                                                 487                473
     Short-term investments                                      240,515                  -
     Accounts receivable, net                                    534,036            344,758
     Inventories (note 4)                                        763,015            745,165
     Deferred tax assets                                          28,841             23,212
     Other current assets                                         29,009             23,236
                                                          --------------     --------------
         TOTAL CURRENT ASSETS                                  1,797,112          1,551,103

INVESTMENTS (note 6)                                             155,833            153,439
PROPERTY, PLANT AND EQUIPMENT (note 5)                         1,058,612            955,601
GOODWILL                                                         198,564            122,716
DEFERRED FINANCING COSTS                                          13,472             14,451
DEFERRED TAX ASSETS                                               15,922             23,424
OTHER ASSETS                                                      11,107              8,717
                                                          --------------     --------------

TOTAL ASSETS                                              $    3,250,622     $    2,829,451
                                                          ==============     ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                     $      359,428     $      285,019
     Accrued salaries, wages and employee benefits                66,122             66,744
     Accrued interest                                             24,632             21,003
     Income taxes payable                                         32,703             13,140
     Other current liabilities                                    86,888             48,131
     Current portion of long-term borrowings (note 7)             88,620              1,014
     Convertible debentures (note 8)                             105,124                  -
                                                          --------------     --------------
         TOTAL CURRENT LIABILITIES                               763,517            435,051

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 7)              432,875            432,737
CONVERTIBLE DEBENTURES (note 8)                                        -             96,594
ACCRUED BENEFIT OBLIGATIONS (note 10)                            188,218            147,167
OTHER LIABILITIES                                                 69,005             65,246
DEFERRED TAX LIABILITIES                                          59,772             68,637
                                                          --------------     --------------
TOTAL LIABILITIES                                              1,513,387          1,245,432
                                                          --------------     --------------

SHAREHOLDERS' EQUITY
     Capital stock (note 12)                                   1,014,970          1,010,341
     Retained earnings                                           674,519            540,415
     Accumulated other comprehensive income                       47,746             33,263
                                                          --------------     --------------
TOTAL SHAREHOLDERS' EQUITY                                     1,737,235          1,584,019
                                                          --------------     --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $    3,250,622     $    2,829,451
                                                          ==============     ==============

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                      THREE MONTHS ENDED                SIX MONTHS ENDED
                                                   JUNE 30,        JUNE 30,         JUNE 30,         JUNE 30,
                                                     2006            2005             2006             2005
                                                 ------------    ------------     ------------     ------------
NET SALES                                        $  1,205,790    $    961,076     $  2,265,020     $  1,963,613

OPERATING EXPENSES
  Cost of sales (exclusive of depreciation)           973,402         805,960        1,837,843        1,662,973
  Selling and administrative                           41,413          25,106           96,859           51,184
  Depreciation                                         26,940          25,171           53,075           50,693
  Other operating expense (income)                      1,503           2,022             (983)           1,414
                                                 ------------    ------------     ------------     ------------
                                                    1,043,258         858,259        1,986,794        1,766,264

INCOME FROM OPERATIONS                                162,532         102,817          278,226          197,349

EARNINGS FROM JOINT VENTURES                           34,048          23,406           63,377           55,084
                                                 ------------    ------------     ------------     ------------
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES         196,580         126,223          341,603          252,433

OTHER EXPENSES

   Interest, net                                        9,771          15,915           20,433           27,371
   Foreign exchange loss (gain)                           733          (1,165)           1,811           (2,250)
   Amortization of intangible assets                      807             646            1,504            1,293
                                                 ------------    ------------     ------------     ------------
                                                       11,311          15,396           23,748           26,414

INCOME BEFORE INCOME TAXES                            185,269         110,827          317,855          226,019

INCOME TAX EXPENSE                                     59,364          36,502          104,564           73,122
                                                 ------------    ------------     ------------     ------------

NET INCOME                                       $    125,905    $     74,325     $    213,291     $    152,897
                                                 ============    ============     ============     ============

EARNINGS PER COMMON SHARE - BASIC                $       0.41    $       0.24     $       0.70     $       0.50
EARNINGS PER COMMON SHARE - DILUTED              $       0.41    $       0.24     $       0.70     $       0.50

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in  thousands)
(Unaudited)

                                                                                    ACCUMULATED OTHER
                                NUMBER OF          INVESTED            RETAINED       COMPREHENSIVE
                                 SHARES             CAPITAL            EARNINGS           INCOME            TOTAL
                               ------------       ------------       ------------   ------------------   ------------
BALANCE-
 DECEMBER 31, 2004              304,028,122       $  1,008,511       $    311,853        $     44,400    $  1,364,764
 Net income                                                               152,897                             152,897
 Foreign exchange                                                                              (7,168)         (7,168)
 Cash dividends                                                           (54,760)                            (54,760)
 Employee stock options             259,406              1,147                                                  1,147
                               ------------       ------------       ------------        ------------    ------------
BALANCE-

JUNE 30, 2005                   304,287,528       $  1,009,658       $    409,990        $     37,232    $  1,456,880
                               ------------       ------------       ------------        ------------    ------------

BALANCE-
 DECEMBER 31, 2005              304,471,493       $  1,010,341       $    540,415        $     33,263    $  1,584,019
 Net income                                                               213,291                             213,291
 Foreign exchange                                                                              14,483          14,483
 Cash dividends                                                           (79,187)                            (79,187)
 Stock based compensation           248,603              2,651                                                  2,651
 Employee stock options             447,955              1,978                                                  1,978
                               ------------       ------------       ------------        ------------    ------------

BALANCE-
 JUNE 30, 2006                  305,168,051       $  1,014,970       $    674,519        $     47,746    $  1,737,235
                               ------------       ------------       ------------        ------------    ------------

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                            THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                          JUNE 30,       JUNE 30,       JUNE 30,       JUNE 30,
                                                                            2006           2005           2006           2005
                                                                         ----------     ----------     ----------     ----------
OPERATING ACTIVITIES
Net income                                                               $  125,905     $   74,325     $  213,291     $  152,897
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                            26,940         25,171         53,075         50,693
     Amortization                                                               807            646          1,504          1,293
     Deferred income taxes                                                    4,116           (831)         7,612           (745)
     Gain on disposition of property, plant and equipment                    (4,354)             -         (8,914)             -
     Income from joint ventures                                             (34,048)       (23,406)       (63,377)       (55,084)
     Distributions from joint ventures                                       30,750         30,000         61,153         60,403

Changes in operating assets and liabilities, net of acquisitions:
     Accounts receivable                                                    (48,628)        37,442       (130,546)       (30,219)
     Inventories                                                             17,137         18,379         50,443         62,619
     Other assets                                                               767          1,304           (405)         9,471
     Liabilities                                                             47,657        (65,467)        91,259        (14,034)
                                                                         ----------     ----------     ----------     ----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                   167,049         97,563        275,095        237,294

INVESTING ACTIVITIES
     Additions to property, plant and equipment                             (47,074)       (35,662)       (87,953)       (64,900)
     Proceeds received from sale of property, plant and equipment             8,905              -         14,110              -

     Acquisitions                                                          (107,145)             -      (114,837)       (49,654)
     Opening cash from acquisitions                                          22,371              -         22,371              -
     Purchases of short-term investments                                    (62,665)       (14,850)      (240,515)       (53,000)
                                                                         ----------     ----------     ----------     ----------

NET CASH USED IN INVESTING ACTIVITIES                                      (185,608)       (50,512)      (406,824)      (167,554)

FINANCING ACTIVITIES
     Payments on term loans                                                  (3,467)        (2,566)        (3,999)        (3,822)
     Additions to deferred financing costs                                        -              -           (404)             -
     Cash dividends                                                          (6,095)       (48,677)       (79,187)       (54,760)
     Proceeds from issuance of employee stock purchases                         795            149          1,978          1,147
     Change in restricted cash                                                  (14)             -            (14)             -
                                                                         ----------     ----------     ----------     ----------

NET CASH USED IN FINANCING ACTIVITIES                                        (8,781)       (51,094)       (81,626)       (57,435)
                                                                         ----------     ----------     ----------     ----------

Effect of exchange rate changes on cash and cash equivalents                    312          2,347            305            692
                                                                         ----------     ----------     ----------     ----------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                            (27,028)        (1,696)      (213,050)        12,997

CASH AND CASH EQUALENTS AT BEGINNING OF PERIOD                              228,237        102,825        414,259         88,132
                                                                         ----------     ----------     ----------     ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                               $  201,209     $  101,129     $  201,209     $  101,129
                                                                         ==========     ==========     ==========     ==========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 - BASIS OF PRESENTATION

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 - STOCK BASED COMPENSATION

The Company has several stock based compensation plans, which are described below.

For the year ended December 31, 2004, the Company's Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the "2004 Stakeholder Plan"). The 2004 Stakeholder Plan was designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14.0 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the "2005 LTI Plan"). The 2005 LTI Plan was designed to reward the Company's senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights ("SARs"), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Committee based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and is payable 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this plan. The award is being accrued over the vesting period.

Under the employment agreement of the Company's President and Chief Executive Officer (the "Executive"), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which US$25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive's separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.

In order to secure the Company's obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive's long-term incentive. The award is being accrued over the service period. During the six months ended June 30, 2006, 240,907 shares were issued to the trust under this agreement.

Under the Company's Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 593,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

A subsidiary of the Company, Gerdau Ameristeel US Inc. ("Ameristeel"), had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the 2002 merger with Co-Steel Inc., minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of the Company at an exchange rate of 9.4617 Company shares and options for each Ameristeel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

In September 1996, Ameristeel's Board of Directors approved the Ameristeel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of the Company, the maximum number of common shares issuable under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the estimated fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date.

In July 1999, Ameristeel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense.

In July 2002, Ameristeel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R) for its share-based compensation plans. The Company previously accounted for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations and disclosure requirements established by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transitions and Disclosure" (SFAS 148).

Under APB 25, no compensation expense was recorded in earnings for the Company's stock options. The pro forma effects on net income and earnings per share for stock options were instead disclosed in a footnote to the financial statements. Under SFAS 123R, all share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period.

The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized includes: (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.

In the six months ended June 30, 2006, the Company recognized $0.3 million of stock compensation costs related to the options issued during the first quarter of 2006. The remaining unrecognized compensation cost related to unvested awards at June 30, 2006 was approximately $0.6 million and the weighted-average period of time over which this cost will be recognized is 3 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2006:

                                     2006
                                    ------
Risk free interest rate              4.68%
Expected life                        6.25 years
Expected volatility                 47.39%
Expected dividend yield              0.80%

The following table summarizes stock options outstanding as of June 30, 2006, as well as activity during the six months then ended:

                                    NUMBER OF   WEIGHTED-AVERAGE
                                     SHARES      EXERCISE PRICE
                                    ---------   ----------------
Outstanding at December 31, 2005    2,264,576      $   6.42
Granted                               202,478          9.50
Exercised                            (447,955)         1.87
Forfeited                                (947)         1.80
Expired                                (2,000)        20.03
                                    ---------      --------
Outstanding at June 30, 2006 (a)    2,016,152          7.99
                                    =========      ========

Exercisable at June 30, 2006        1,813,674
                                    =========

(a) At June 30, 2006, the weighted-average remaining contractual life of options outstanding was 4.8 years.

At June 30, 2006, the aggregate intrinsic value of options outstanding and options exercisable was $10.0 million and $9.9 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

The grant date fair value of stock options granted during the six months ended June 30, 2006 was $4.88.

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the six months ended June 30, 2006 are provided in the following table ($000s):

                                                   2006
                                                  -------
Proceeds from stock options exercised             $ 1,978
Tax benefit related to stock options exercised      1,141
Intrinsic value of stock options exercised          3,660

NOTE 3 - ACQUISITIONS

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million. In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million.

On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation. The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield's products are generally sold to steel service centers, steel fabricators or directly to OEMs, for use in a variety of industries. The acquisition expands the geographic presence of the Company to the west coast.

The purchase price for the shares of Sheffield was $104.7 million in cash, plus the assumption of certain liabilities of the acquired company. The financial statements of the Company include the results of Sheffield Steel from June 12, 2006.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed for Sheffield Steel at the date of the acquisition, June 12, 2006 ($000s):

Net assets (liabilities) acquired
 Current assets                                          $ 139,439
 Current liabilities                                       (41,343)
 Property, plant and equipment                              53,258
 Other long-term assets                                     11,897
 Goodwill                                                   75,848
 Long-term liabilities                                    (134,372)
                                                         ---------
                                                         $ 104,727
                                                         =========

Purchase price                                           $ 107,145
Plus transaction costs                                       2,637
Working capital adjustment received in July 2006            (5,055)
                                                         ---------
                                                         $ 104,727
                                                         =========

As a result of the transaction closing late in the second quarter, the Company has not completed a fair market value appraisal of all of the assets and liabilities. This is expected to be completed during the third quarter of 2006.

NOTE 4 - INVENTORIES

Inventories consist of the following ($000s):

                                                         AT JUNE 30,   AT DECEMBER 31,
                                                            2006            2005
                                                         -----------   ---------------
Ferrous and non-ferrous scrap                            $   106,303     $  128,772
Work in-process                                              159,244        106,370
Finished goods                                               285,540        306,263
Raw materials (excluding scrap) and operating supplies       211,928        203,760
                                                         -----------     ----------
                                                         $   763,015     $  745,165
                                                         ===========     ==========

NOTE 5 - PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                                     AT JUNE 30, 2006
                                                                       ACCUMULATED          NET
                                                          COST         DEPRECIATION      BOOK VALUE
                                                      -------------  ---------------    -------------
Land and improvements                                 $      85,747  $        (6,157)   $      79,590
Buildings and improvements                                  191,710          (40,952)         150,758
Machinery and equipment                                   1,220,656         (554,801)         665,855
Construction in progress                                    156,659                -          156,659
Property, plant and equipment held for sale                   5,750                -            5,750
                                                      -------------  ---------------    -------------
                                                      $   1,660,522  $     (601,910)    $   1,058,612
                                                      =============  ===============    =============

                                                                     AT DECEMBER 31, 2005
                                                                         ACCUMULATED             NET
                                                          COST           DEPRECIATION         BOOK VALUE
                                                      -------------  --------------------   ----------------
Land and improvements                                 $      80,387  $             (5,301)  $         75,086
Buildings and improvements                                  180,463               (34,541)           145,922
Machinery and equipment                                   1,101,654              (474,437)           627,217
Construction in progress                                    101,626                     -            101,626
Property, plant and equipment held for sale                   5,750                     -              5,750
                                                      -------------  --------------------   ----------------
                                                      $   1,469,880  $           (514,279)  $        955,601
                                                      =============  ====================   ================

NOTE 6 - JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                        JUNE 30,     DECEMBER 31,
                                          2006          2005
                                        --------     ------------
BALANCE SHEET
 Current assets                         $  97,801    $   96,411
 Property, plant and equipment , net      125,419       132,768
 Current liabilities                       29,378        31,558
 Long-term debt                             1,640         1,678

                                       THREE MONTHS ENDED JUNE 30,
                                          2006           2005
                                        ---------     ----------
STATEMENT OF EARNINGS
 Sales                                  $ 129,086     $  102,864
 Operating income                          33,973         23,422
 Income before income taxes                33,999         23,508
 Net Income                                34,048         23,406

                                        SIX MONTHS ENDED JUNE 30,
                                          2006          2005
                                        ---------    ----------
 Sales                                  $ 249,478    $  232,075
 Operating income                          63,349        54,907
 Income before income taxes                63,306        55,076
 Net Income                                63,377        55,084

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision and the remainder of the joint venture earnings are net of tax.

NOTE 7 - LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness.

On October 31, 2005, the Company completed an amendment of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650 million and an extension of the term to October 31, 2010.

At June 30, 2006, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $576.2 million was available under the Senior Secured Credit Facility, net of $73.8 million of outstanding letters of credit.

At June 30, 2006, Sheffield Steel had $77.2 million of outstanding notes bearing interest at 11.375% due in 2011. Under purchase accounting, the value of these notes was increased to reflect their fair value which resulted in the recording of an increase in the recorded value of the notes of approximately $10.8 million. The senior secured notes are governed by an Indenture and are secured by property, plant and equipment and a second priority interest in the receivables and inventory of Sheffield Steel. The Company has redeemed these notes under the terms of the Indenture during July 2006 at a cost approximating the fair market value of the notes.

Debt includes the following ($000s):

                                                                                                    JUNE 30,    DECEMBER 31,
                                                                                                      2006         2005
                                                                                                   ---------    ------------
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount           $ 399,209    $   398,780
Senior Notes, bearing interest of 11.375%, due August 2011, net of original issue discount            87,795              -
Industrial Revenue Bonds, bearing interest of 1.74% to 6.38%, due through December 2018               31,600         31,600
AmeriSteel Bright Bar Term Loan, bearing interest of 8.0%, due June 2011                               2,210          2,395
Other, bearing interest of 3.75%, due through May 2009                                                   681            976
                                                                                                   ---------    -----------
                                                                                                     521,495        433,751
Less current portion                                                                                 (88,620)        (1,014)
                                                                                                   ---------    -----------
                                                                                                   $ 432,875    $   432,737
                                                                                                   =========    ===========

NOTE 8 - CONVERTIBLE DEBENTURES

The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn $26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest, and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. The Company intends to redeem the debentures for cash at par plus accrued interest during the third quarter of 2006.

NOTE 9 - INCOME TAXES

The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows:

                                                        THREE MONTHS ENDED       SIX MONTHS ENDED
                                                             JUNE 30,                JUNE 30,
                                                        2006         2005         2006        2005
                                                      --------     --------    ---------    --------
Tax provision at Canadian statutory rates             $ 63,226     $ 37,631    $ 108,464    $ 76,782
 Tax exempt income                                      (6,167)      (5,742)     (12,392)    (11,892)
 Effect of different rates in foreign jurisdictions      6,291        4,154       11,039       7,106
 Other                                                  (3,986)         459       (2,547)      1,126
                                                      --------     --------    ---------    --------
Tax provision                                         $ 59,364     $ 36,502    $ 104,564    $ 73,122
                                                      ========     ========    =========    ========

NOTE 10 - POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company's consolidated statements of financial position ($000s):

                                                    PENSION BENEFITS               OTHER BENEFIT PLANS
                                                   THREE MONTHS ENDED               THREE MONTHS ENDED
                                               -----------------------------    ----------------------------
                                               JUNE 30, 2006   JUNE 30, 2005   JUNE 30, 2006   JUNE 30, 2005
                                               -------------   -------------   -------------   -------------
COMPONENTS OF NET PERIODIC BENEFIT COST

Service cost                                   $       4,302   $       2,745   $         382   $         283
Interest cost                                          6,255           5,569             770             538
Expected return on plan assets                        (6,201)         (5,244)              -               -
Amortization of transition obligation                     47              44               -               -
Amortization of prior service cost                       324              73             (82)            (53)
Recognized actuarial loss                                837             554              25               8
                                               -------------   -------------   -------------   -------------
Net periodic benefit cost                      $       5,564   $       3,741   $       1,095   $         776
                                               =============   =============   =============   =============

                                                     PENSION BENEFITS              OTHER BENEFIT PLANS
                                                     SIX MONTHS ENDED                SIX MONTHS ENDED
                                               JUNE 30, 2006   JUNE 30, 2005   JUNE 30, 2006   JUNE 30, 2005
                                               -------------   -------------   -------------   -------------
COMPONENTS OF NET PERIODIC BENEFIT COST

Service cost                                   $       8,532   $       5,490    $        745   $         566
Interest cost                                         12,389          11,138           1,454           1,076
Expected return on plan assets                       (12,298)        (10,488)              -               -
Amortization of transition obligation                     94              88               -               -
Amortization of prior service cost                       648             146            (164)           (106)
Recognized actuarial loss                              1,674           1,108              50              16
                                               -------------   -------------   -------------   -------------
Net periodic benefit cost                      $      11,039   $       7,482    $      2,085   $       1,552
                                               =============   =============   =============   =============

The Company contributed $20.9 million to its defined benefit pension plans for the six months ended June 30, 2006. The Company expects to contribute an additional $4.5 million during the remainder of fiscal year 2006.

NOTE 11 -- COMPREHENSIVE INCOME

In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

                                                THREE MONTHS ENDED       SIX MONTHS ENDED
                                               JUNE 30,    JUNE 30,    JUNE 30,     JUNE 30,
                                                 2006        2005       2006         2005
                                               ---------   ---------   ---------   ----------
Net income                                     $ 125,905   $  74,325   $ 213,291   $  152,897
Foreign currency translation adjustment           13,352      (4,839)     14,483       (7,168)
                                               ---------   ---------   ---------   ----------
Comprehensive Income                           $ 139,257   $  69,486   $ 227,774   $  145,729
                                               =========   =========   =========   ==========

Accumulated other comprehensive income, a component of shareholders' equity, is comprised of the minimum pension liability and foreign currency translation adjustments.

NOTE 12 -- CAPITAL STOCK

Capital stock consists of the following shares:

                                                      Authorized     Par Value        Issued      Invested Capital
                                                        Number     (in thousands)     Number      (in thousands)
                                                      ----------   -------------   ------------   ----------------
June 30, 2006
Common                                                Unlimited    $           -    305,168,051   $      1,014,970

December 31, 2005
Common                                                Unlimited    $           -    304,471,493   $      1,010,341

On March 9, 2006, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.22 per common share. This resulted in a total dividend payment of $73.1 million to shareholders of record at the close of business on February 22, 2006.

On May 2, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable June 2, 2006 to shareholders of record at the close of business on May 18, 2006.

On August 1, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable September 1, 2006 to shareholders of record at the close of business on August 17, 2006.

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):


                                         THREE MONTHS ENDED             SIX MONTHS ENDED
                                      JUNE 30, 2006   JUNE 30, 2005  JUNE 30, 2006   JUNE 30, 2005
                                      -------------   -------------  -------------   -------------
Basic earnings per share:
  Basic net earnings                  $     125,905   $      74,325  $     213,291   $     152,897

  Average shares outstanding            304,858,064     304,235,112    304,713,918     304,172,631

  Basic net earnings per share        $        0.41   $        0.24  $        0.70   $        0.50

Diluted earnings per share:
  Diluted net earnings                $     125,905   $      74,325  $     213,291   $     152,897

Diluted average shares outstanding:

  Average shares outstanding            304,858,064     304,235,112    304,713,918     304,172,631
  Dilutive effect of stock options          976,069       1,156,965      1,020,164       1,265,300
                                      -------------   -------------  -------------   -------------
                                        305,834,133     305,392,077    305,734,082     305,437,931

Diluted net earnings per share        $        0.41   $        0.24  $        0.70   $        0.50

At June 30, 2006, options to purchase 591,000 (621,000 at June 30, 2005) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 13 -- CONTINGENCIES AND COMMITMENTS

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16.6 million. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The Company previously accrued $1.6 million in respect of this claim. The Company and the EPA recently reached an agreement in principle to settle this claim. Pursuant to the proposed settlement, which is subject to final documentation, public comment, EPA approval, and court approval, the Company will pay the EPA a total of $7.25 million to settle the claim. The Company expects the settlement to be finalized during the third or fourth quarter of 2006. As a result of the proposed settlement, the Company recorded an expense of $5.65 million during the second quarter of 2006.

NOTE 14 -- RELATED PARTY PURCHASES

In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products from affiliated companies. For the quarters ended June 30, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 42,781 tons and 34,162 tons of steel products from affiliated companies for $17.1 million and $9.0 million, respectively. For the six months ended June 30, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 70,468 tons and 79,525 tons of steel products from affiliated companies for $29.8 million and $24.8 million, respectively. These purchases do not represent a significant percentage of the Company's total purchases and were made on terms no less favorable than could be obtained from unaffiliated third parties.

NOTE 15 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three and six month periods ended June 30 are presented below ($000s):

                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                     JUNE 30, 2006    JUNE 30, 2005   JUNE 30, 2006   JUNE 30, 2005
                                     -------------   --------------   -------------   -------------
Revenue from external customers:

                     Steel mills     $     957,067   $      742,999   $   1,803,871   $   1,555,886
             Downstream products           248,723          218,077         461,149         407,727
                                     -------------   --------------   -------------   -------------
                           Total     $   1,205,790   $      961,076   $   2,265,020   $   1,963,613
                                     =============   ==============   =============   =============

            Inter-company sales:

                     Steel mills     $     110,233   $       99,172   $     205,579   $     178,474
             Downstream products                 -                -               -               -
         Corp/eliminations/other          (110,233)         (99,172)       (205,579)       (178,474)
                                     -------------   --------------   -------------   -------------
                           Total     $           -   $            -   $           -   $           -
                                     =============   ==============   =============   =============

                    Total sales:

                     Steel mills     $   1,067,300   $      842,171   $   2,009,450   $   1,734,360
             Downstream products           248,723          218,077         461,149         407,727
         Corp/eliminations/other          (110,233)         (99,172)       (205,579)       (178,474)
                                     -------------   --------------   -------------   -------------
                           Total     $   1,205,790   $      961,076   $   2,265,020   $   1,963,613
                                     =============   ==============   =============   =============

               Operating income:

                     Steel mills     $     158,020   $       95,133   $     288,955   $     193,120
             Downstream products            21,035           14,024          37,941          21,464
         Corp/eliminations/other           (16,523)          (6,340)        (48,670)        (17,235)
                                     -------------   --------------   -------------   -------------
                           Total     $     162,532   $      102,817   $     278,226   $     197,349
                                     =============   ==============   =============   =============

                                                AS OF JUNE 30, 2006        AS OF DECEMBER 31, 2005
                                                -------------------        ------------------------
                Segment assets:

                     Steel mills                     $    2,071,686                   $   1,840,562
             Downstream products                            321,237                         284,752
         Corp/eliminations/other                            857,699                         704,137
                                                -------------------        ------------------------
                           Total                     $    3,250,622                   $   2,829,451
                                                ===================        ========================

NOTE 16 -- RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the financial impact of adopting FIN 48.

In March 2006, the FASB issued FAS No. 156, "Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140." This Statement requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. This Statement is effective January 1, 2007. The Company does not expect any financial statement implications related to the adoption of this Statement.

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140." This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect any financial statement implications related to the adoption of this Statement.

NOTE 17 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of June 30, 2006 and December 31, 2005 and for the three and six month periods ended June 30, 2006 and June 30, 2005 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The outstanding balance of these Senior Notes was $405.0 million as of June 30, 2006. No payments have been made on this liability as it is not due until 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
JUNE 30, 2006
(US$ IN THOUSANDS)

                                                                   GERDAU
                                                               AMERISTEEL                        NON-
                                                   GUSAP      CORPORATION    GUARANTORS    GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                 ---------    -----------    ----------   -----------   ------------   -------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                       $   3,217    $    22,203    $  119,072   $    56,717   $          -   $     201,209
 Restricted cash                                         -              -           487             -              -             487
 Short-term investments                                  -              -       240,515             -              -         240,515
 Accounts receivable, net                                -         72,509       409,295        52,232              -         534,036
 Inventories                                             -         96,905       603,247        62,863              -         763,015
 Deferred tax assets                                     -              -        23,342         5,499              -          28,841
 Other current assets                                    1          4,898        22,581         1,529              -          29,009
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL CURRENT ASSETS                                 3,218        196,515     1,418,539       178,840              -       1,797,112
INVESTMENT IN SUBSIDIARIES                         445,946      1,121,430       711,717         4,527     (2,127,787)        155,833
PROPERTY, PLANT AND EQUIPMENT                            -        215,723       785,944        56,945              -       1,058,612
GOODWILL                                                 -              -       193,877         4,687              -         198,564
DEFERRED FINANCING COSTS                            10,273            537         2,636            26              -          13,472
DEFERRED TAX ASSETS                                      -         20,741        (4,819)            -              -          15,922
OTHER ASSETS                                             -          8,680         4,766        (2,339)             -          11,107
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL ASSETS                                     $ 459,437    $ 1,563,626    $3,112,660   $   242,686   $ (2,127,787)  $   3,250,622
                                                 =========    ===========    ==========   ===========   ============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable                                $       -    $    58,498    $  288,108   $    12,822   $          -   $     359,428
 Intercompany                                          (31)      (102,663)      (50,032)          723        152,003               -
 Accrued salaries, wages and employee benefits           -          7,683        58,350            89              -          66,122
 Accrued Interest                                   19,259          1,267           815         3,291              -          24,632
 Income taxes payable                                  (16)           346        24,803         7,570              -          32,703
 Other current liabilities                               -         14,410        51,778        20,700              -          86,888
 Current portion of long-term borrowings                 -            114           253        88,253              -          88,620
 Convertible debentures                                  -        105,124             -             -              -         105,124
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL CURRENT LIABILITIES                           19,212         84,779       374,075       133,448        152.003         763,517
LONG-TERM BORROWINGS                               399,209            244        31,003         2,419              -         432,875
RELATED PARTY BORROWINGS                             4,385         74,184        73,440      (124,378)       (27,631)              -
ACCRUED BENEFIT OBLIGATION                               -         96,018        49,480        42,720              -         188,218
OTHER LIABILITIES                                        -          8,425        60,573             7              -          69,005
DEFERRED TAX LIABILITIES                                 -              -        68,440        (8,668)             -          59,772
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL LIABILITIES                                  422,806        263,650       657,011        45,548        124,372       1,513,387
SHAREHOLDERS' EQUITY
 Capital Stock                                      61,109      1,369,502     1,871,178        80,316     (2,367,135)      1,014,970
 (Accumulated deficit) retained earnings           (14,847)        (4,504)      588,580       145,202        (39,912)        674,519
Accumulated other comprehensive income              (9,631)       (65,022)       (4,109)      (28,380)       154,888          47,746
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL SHAREHOLDERS' EQUITY                          36,631      1,299,976     2,455,649       197,138     (2,252,159)      1,737,235
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $ 459,437    $ 1,563,626    $3,112,660   $   242,686   $ (2,127,787)  $   3,250,622
                                                 =========    ===========    ==========   ===========   ============   =============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2005
(US$ IN THOUSANDS)

                                                                GERDAU
                                                              AMERISTEEL                     NON-
                                                  GUSAP       CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                                 ---------    -----------    ----------   -----------   ------------   -------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                       $   5,413    $    21,233    $  386,995   $       618   $          -   $     414,259
 Restricted cash                                         -              -           473             -              -             473
 Accounts receivable, net                                -         55,717       287,298         1,743              -         344,758
 Inventories                                             -        107,584       634,749         2,832              -         745,165
 Deferred tax assets                                     -              -        23,212             -              -          23,212
 Other current assets                                    2          5,775        17,343           116              -          23,236
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL CURRENT ASSETS                                 5,415        190,309     1,350,070         5,309              -       1,551,103
INVESTMENT IN SUBSIDIARIES                         445,946      1,201,423       719,544         8,785     (2,222,259)        153,439
PROPERTY, PLANT AND EQUIPMENT                            -        204,092       748,385         3,124              -         955,601
GOODWILL                                                 -              -       118,029         4,687              -         122,716
DEFERRED FINANCING COSTS                            10,923            568         2,931            29              -          14,451
DEFERRED TAX ASSETS                                      -         28,937        (5,513)            -              -          23,424
OTHER ASSETS                                             -          8,301           416             -              -           8,717
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL ASSETS                                     $ 462,284    $ 1,633,630    $2,933,862   $    21,934   $ (2,222,259)  $   2,829,451
                                                 =========    ===========    ==========   ===========   ============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable                                $       -    $    56,894    $  227,490   $       635   $          -   $     285,019

 Intercompany                                        1,707         12,512       (28,461)     (129,609)       143,851               -
 Accrued salaries, wages and employee benefits           -          7,129        59,541            74              -          66,744
 Accrued Interest                                   19,259          1,303           441             -              -          21,003
 Income taxes payable                                 (164)           160        11,893         1,251              -          13,140
 Other current liabilities                               -          8,839        39,129           163              -          48,131
 Current portion of long-term borrowings                 -            146           421           447              -           1,014
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL CURRENT LIABILITIES                           20,802         86,983       310,454      (127,039)       143,851         435,051
LONG-TERM BORROWINGS                               398,780            304        31,705         1,948              -         432,737
CONVERTIBLE DEBENTURES                                   -         96,594             -             -              -          96,594
RELATED PARTY BORROWINGS                             4,385         66,930        72,025           511       (143,851)              -
ACCRUED BENEFIT OBLIGATION                               -         94,575        52,592             -              -         147,167
OTHER LIABILITIES                                        -          7,451        57,795             -              -          65,246
DEFERRED TAX LIABILITIES                                 -              -        67,804           833              -          68,637
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL LIABILITIES                                  423,967        352,837       592,375      (123,747)             -       1,245,432
SHAREHOLDERS' EQUITY
 Capital Stock                                      61,109      1,306,675     1,937,484        35,136     (2,330,063)      1,010,341
 (Accumulated deficit) retained earnings           (13,161)        36,301       408,113       137,316        (28,154)        540,415
 Accumulated other comprehensive income             (9,631)       (62,183)       (4,110)      (26,771)       135,958          33,263
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL SHAREHOLDERS' EQUITY                          38,317      1,280,793     2,341,487       145,681     (2,222,259)      1,584,019
                                                 ---------    -----------    ----------   -----------   ------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $ 462,284    $ 1,633,630    $2,933,862   $    21,934   $ (2,222,259)  $   2,829,451
                                                 =========    ===========    ==========   ===========   ============   =============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED JUNE 30, 2006
(US$ IN THOUSANDS)

                                                                 GERDAU
                                                               AMERISTEEL                    NON-
                                                  GUSAP       CORPORATION    GUARANTORS    GUARANTORS   CONSOLIDATED
                                                 ---------    -----------    ----------   -----------   ------------
NET SALES                                        $       -    $   185,382    $  991,008   $    29,400   $  1,205,790

OPERATING EXPENSES

   Cost of sales (exclusive of depreciation)             -        156,494       797,091        19,817        973,402
   Selling and administrative                            -          4,466        35,945         1,002         41,413
   Depreciation                                          -          5,480        21,087           373         26,940
   Other operating (income) expense                      -         (5,264)        6,732           35           1,503
                                                 ---------    -----------    ----------   -----------   ------------
                                                         -        161,176       860,855        21,227      1,043,258

INCOME FROM OPERATIONS                                   -         24,206       130,153         8,173        162,532

EARNINGS FROM JOINT VENTURES                             -             -         34,048             -         34,048
                                                 ---------    -----------    ----------   -----------   ------------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES              -         24,206       164,201         8,173        196,580

OTHER EXPENSES

   Interest, net                                    10,680          2,804        (3,981)          268          9,771
   Foreign exchange loss                                 -            406           275            52            733
   Amortization of intangible assets                   532             30           243             2            807
                                                 ---------    -----------    ----------   -----------   ------------
                                                    11,212          3,240        (3,463)          322         11,311
(LOSS) INCOME BEFORE INCOME TAXES & STOCK

DIVIDENDS                                          (11,212)        20,966       167,664         7,851        185,269

INCOME TAX EXPENSE (BENEFIT)                           147          4,988        55,145          (916)        59,364
                                                 ---------    -----------    ----------   -----------   ------------
(LOSS) INCOME BEFORE DIVIDEND INCOME               (11,359)        15,978       112,519         8,767        125,905

STOCK DIVIDENDS                                          -        (13,664)       13,664             -              -
                                                 ---------    -----------    ----------   -----------   ------------
NET (LOSS) INCOME                                $ (11,359)   $    29,642    $   98,855   $     8,767   $    125,905

                                                 =========    ===========    ==========   ===========   ============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED JUNE 30, 2005
(US$ IN THOUSANDS)

                                                                           GERDAU
                                                                          AMERISTEEL                        NON-
                                                              GUSAP      CORPORATION     GUARANTORS     GUARANTORS    CONSOLIDATED
                                                          -----------    -----------    ------------    ----------    ------------
NET SALES                                                 $         -    $   140,118    $    814,597    $    6,361    $    961,076

OPERATING EXPENSES

  Cost of sales (exclusive of depreciation)                         -        123,376         677,272         5,312         805,960
  Selling and administrative                                        -          4,445          20,359           302          25,106
  Depreciation                                                      -          5,074          20,051            46          25,171
  Other operating (income) expense                                  -           (12)           2,034             -           2,022
                                                          -----------    -----------    ------------    ----------    ------------
                                                                    -        132,883         719,716         5,660         858,259

INCOME FROM OPERATIONS                                              -          7,235          94,881           701         102,817

EARNINGS FROM JOINT VENTURES                                        -            -            23,406             -          23,406
                                                          -----------    -----------    ------------    ----------    ------------

INCOME BEFORE OTHER EXPENSES & INCOME TAXES                         -          7,235         118,287           701         126,223

OTHER EXPENSES

  Interest, net                                                10,698          2,827           2,356            34          15,915
  Foreign exchange gain                                            (5)          (747)           (413)            -          (1,165)
  Amortization of intangible assets                               365              7             272             2             646
                                                          -----------    -----------    ------------    ----------    ------------
                                                               11,058          2,087           2,215            36          15,396
(LOSS) INCOME BEFORE INCOME TAXES & STOCK

DIVIDENDS                                                     (11,058)         5,148         116,072           665         110,827

INCOME TAX EXPENSE                                                202          1,974          34,044           282          36,502
                                                          -----------    -----------    ------------    ----------    ------------

(LOSS) INCOME BEFORE DIVIDEND INCOME                          (11,260)         3,174          82,028           383          74,325

STOCK DIVIDENDS                                                     -           (411)            411             -               -
                                                          -----------    -----------    ------------    ----------    ------------

NET (LOSS) INCOME                                         $   (11,260)   $     3,585    $     81,617    $      383    $     74,325
                                                          ===========    ===========    ============    ==========    ============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
SIX MONTHS ENDED JUNE 30, 2006
(US$ IN THOUSANDS)

                                                              GERDAU
                                                           AMERISTEEL                       NON-
                                                 GUSAP     CORPORATION     GUARANTORS    GUARANTORS    CONSOLIDATED
                                               ---------   -----------     ----------    ----------    ------------
NET SALES                                      $       -   $   353,420     $1,874,104    $   37,496    $  2,265,020

OPERATING EXPENSES
   Cost of sales (exclusive of depreciation)           -       299,685      1,511,117        27,041       1,837,843
   Selling and administrative                          -         8,414         87,143         1,302          96,859
   Depreciation                                        -        10,734         41,917           424          53,075
   Other operating (income) expense                    -        (5,382)         4,364            35            (983)
                                               ---------   -----------     ----------    ----------    ------------
                                                       -       313,451      1,644,541        28,802       1,986,794

INCOME FROM OPERATIONS                                 -        39,969        229,563         8,694         278,226

EARNINGS FROM JOINT VENTURES                           -             -         63,377             -          63,377
                                               ---------   -----------     ----------    ----------    ------------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES            -        39,969        292,940         8,694         341,603

OTHER EXPENSES
   Interest, net                                  21,347         5,751         (6,973)          308          20,433
   Foreign exchange loss                               -         1,631            133            47           1,811
   Amortization of intangible assets               1,050            61            390             3           1,504
                                               ---------   -----------     ----------    ----------    ------------
                                                  22,397         7,443         (6,450)          358          23,748

(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS                                        (22,397)       32,526        299,390         8,336         317,855

INCOME TAX EXPENSE (BENEFIT)                         298         8,883         96,011          (628)        104,564
                                               ---------   -----------     ----------    ----------    ------------
(LOSS) INCOME BEFORE DIVIDEND INCOME             (22,695)       23,643        203,379         8,964         213,291

STOCK DIVIDENDS                                  (21,009)      (14,058)        35,067             -               -
                                               ---------   -----------     ----------    ----------    ------------

NET (LOSS) INCOME                              $  (1,686)  $    37,701     $  168,312    $    8,964    $    213,291
                                               =========   ===========     ==========    ==========    ============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
SIX MONTHS ENDED JUNE 30, 2005
(US$ IN THOUSANDS)

                                                              GERDAU
                                                           AMERISTEEL                       NON-
                                                 GUSAP     CORPORATION     GUARANTORS    GUARANTORS    CONSOLIDATED
                                               ---------   -----------     ----------    ----------    ------------
NET SALES                                      $       -   $   285,606     $1,664,898    $   13,109    $  1,963,613

OPERATING EXPENSES
   Cost of sales (exclusive of depreciation)           -       256,601      1,395,210        11,162       1,662,973
   Selling and administrative                          -         8,036         42,511           637          51,184
   Depreciation                                        -        10,592         40,005            96          50,693
   Other operating (income) expense                    -          (290)         1,704             -           1,414
                                               ---------   -----------     ----------    ----------    ------------
                                                       -       274,939      1,479,430        11,895       1,766,264

INCOME FROM OPERATIONS                                 -        10,667        185,468         1,214         197,349

EARNINGS FROM JOINT VENTURES                           -             -         55,084             -          55,084
                                               ---------   -----------     ----------    ----------    ------------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES            -        10,667        240,552         1,214         252,433

OTHER EXPENSES
   Interest, net                                  21,396         5,378            532            65          27,371
   Foreign exchange (gain) loss                       (7)       (1,017)        (1,229)            3          (2,250)
   Amortization of intangible assets                 730            15            545             3           1,293
                                               ---------   -----------     ----------    ----------    ------------
                                                  22,119         4,376           (152)           71          26,414
(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS                                        (22,119)        6,291        240,704         1,143         226,019

INCOME TAX EXPENSE                                   401         1,967         70,215           539          73,122
                                               ---------   -----------     ----------    ----------    ------------

(LOSS) INCOME BEFORE DIVIDEND INCOME             (22,520)        4,324        170,489           604         152,897

STOCK DIVIDENDS                                  (21,009)         (411)        21,420             -               -
                                               ---------   -----------     ----------    ----------    ------------

NET (LOSS) INCOME                              $  (1,511)  $     4,735     $  149,069    $      604    $    152,897
                                               =========   ===========     ==========    ==========    ============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(US$ IN THOUSANDS)

                                                                         GERDAU
                                                                        AMERISTEEL                    NON-
                                                             GUSAP     CORPORATION    GUARANTORS   GUARANTORS    CONSOLIDATED
                                                           ---------   -----------    ----------   ----------    ------------
OPERATING ACTIVITIES

Net income                                                 $  (1,686)  $    37,701    $  168,312   $    8,964    $    213,291
Adjustment to reconcile net income to net
cash (used in) provided by operating activities:
   Depreciation                                                    -        10,734        41,917          424          53,075
   Amortization                                                1,050            61           390            3           1,504
   Deferred income taxes                                           -         9,360        (1,748)           -           7,612
   Gain on disposition of property, plant and equipment            -             -        (5,020)      (3,894)         (8,914)
   Income from Joint Ventures                                      -             -       (63,377)           -         (63,377)
   Distributions from Joint Ventures                               -             -        61,153            -          61,153

Changes in operating assets and liabilities, net of
acquisitions:
   Accounts receivable                                             -       (13,659)     (117,839)         952        (130,546)
   Inventories                                                     -        14,817        35,975         (349)         50,443
   Other assets                                                    -           992      (108,133)     106,736            (405)
   Liabilities                                                (1,128)     (101,745)       61,431      132,701          91,259
                                                           ---------   -----------    ----------   ----------    ------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES           (1,764)      (41,739)       73,061      245,537         275,095
INVESTING ACTIVITIES
   Investments                                                     -       131,851         1,843     (133,694)              -
   Additions to property, plant and equipment                      -       (12,178)      (71,274)      (4,501)        (87,953)
   Proceeds received from disposition of property, plant
   and equipment                                                   -             -         6,705        7,405          14,110
   Acquisitions                                                    -             -       (36,973)     (77,864)       (114,837)
   Opening cash from acquisitions                                  -             -             -       22.371          22,371
   Purchase of short-term investments                              -             -      (240,515)           -        (240,515)
                                                           ---------   -----------    ----------   ----------    ------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                -       119,673      (340,214)    (186,283)       (406,824)
FINANCING ACTIVITIES

   Payments on term loans                                       (432)          (55)         (357)      (3,155)         (3,999)
   Additions to deferred financing costs                           -            (5)         (399)           -            (404)
   Proceeds from issuance of employee stock purchases              -         1,978             -            -           1,978
   Cash dividends                                                  -       (79,187)            -            -         (79,187)
   Change in restricted cash                                       -             -           (14)           -             (14)
                                                           ---------   -----------    ----------   ----------    ------------
NET CASH USED IN FINANCING ACTIVITIES                           (432)      (77,269)         (770)      (3,155)        (81,626)
  Effect of exchange rate changes                                  -           305             -            -             305
                                                           ---------   -----------    ----------   ----------    ------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS              (2,196)          970      (267,923)     (56,099)       (213,050)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD               5,413        21,233       386,995          618         414,259
                                                           ---------   -----------    ----------   ----------    ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $   3,217   $    22,203    $  119,072   $   56,717    $    201,209
                                                           =========   ===========    ==========   ==========    ============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(US$ IN THOUSANDS)


                                                                         GERDAU
                                                                        AMERISTEEL                    NON-
                                                             GUSAP     CORPORATION    GUARANTORS   GUARANTORS    CONSOLIDATED
                                                           ---------   -----------    ----------   ----------    ------------
OPERATING ACTIVITIES

Net (loss) income                                          $  (1,511)  $     4,735    $  149,069   $      604    $    152,897
Adjustment to reconcile net income to net cash (used in)
provided by operating activities:
   Depreciation                                                    -        10,592        40,005           96          50,693
   Amortization                                                  730            15           545            3           1,293
   Deferred income taxes                                           -        (1,916)        1,171            -            (745)
   Income from Joint Ventures                                      -             -       (55,084)           -         (55,084)
   Distributions from Joint Ventures                               -             -        60,403            -          60,403
Changes in operating assets and liabilities, net of
acquisitions:
   Accounts receivable                                             -         8,819       (38,429)        (609)        (30,219)
   Inventories                                                     -        16,251        46,466          (98)         62,619
   Other assets                                                    -          (870)       10,344           (3)          9,471
   Liabilities                                                   394       365,959      (380,587)         200         (14,034)
                                                           ---------   -----------    ----------   ----------    ------------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES             (387)      403,585      (166,097)         193         237,294
INVESTING ACTIVITIES
   Investments                                                     -      (385,366)      385,518         (152)              -
   Additions to property, plant and equipment                      -       (10,681)      (54,186)         (33)        (64,900)
   Acquisitions                                                    -             -       (49,654)           -         (49,654)
   Purchase of short-term investments                              -             -       (53,000)           -         (53,000)
                                                           ---------   -----------    ----------   ----------    ------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                -      (396,047)      228,678         (185)       (167,554)
FINANCING ACTIVITIES
   Payments on term loans                                        387           (47)       (3,953)        (209)         (3,822)
   Proceeds from issuance of employee stock purchases              -         1,147             -            -           1,147
   Cash dividends                                                  -       (54,760)            -            -         (54,760)
                                                           ---------   -----------    ----------   ----------    ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES              387       (53,660)       (3,953)        (209)        (57,435)
  Effect of exchange rate changes                                  -           692             -            -             692
                                                           ---------   -----------    ----------   ----------    ------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                   -       (45,430)       58,628         (201)         12,997
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   -        51,212        36,020          900          88,132
                                                           ---------   -----------    ----------   ----------    ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $       -   $     5,782    $   94,648   $      699    $    101,129
                                                           =========   ===========    ==========   ==========    ============

Corporate Information

LISTING OF SECURITIES
Common Shares:
New York Stock Exchange - (GNA)
Toronto Stock Exchange - (GNA.TO)
Convertible Debentures:
Toronto Stock Exchange - (GNADB.TO)

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
Mellon Investor Services LLC
Toronto: (416) 643.5500
U.S. and Outside Toronto.: (800) 387.0825

FINANCIAL CALENDAR
Fiscal year end: December 31

INVESTOR INFORMATION
Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com

Web site: www.gerdauameristeel.com

                                                                         [GRAPH]

GERDAU AMERISTEEL CORPORATION
Executive Office
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau AmeriSteel - Investor Relations
Phone: (813) 207.2300
Fax: (913) 207-2328
ir@gerdauameristeel.com

GERDAU
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

[GERDAU AMERISTEEL TM LOGO]

WWW.GERDAUAMERISTEEL.COM